Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Jacked Up Fitness, Inc
36580 Penfield Ln
Winchester, CA 92596
http://jackedup.com

Up to $1,234,999.35 in Common Stock at $3.21
Minimum Target Amount: $14,997.12

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Jacked Up Fitness, Inc
Address: 36580 Penfield Ln, Winchester, CA 92596
State of Incorporation: DE
Date Incorporated: May 22, 2024

Terms:

Equity

Offering Minimum: $14,997.12 | 4,672 shares of Common Stock
Offering Maximum: $1,234,999.35 | 384,735 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $3.21
Minimum Investment Amount (per investor): $250.38

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Early Bird:

Tier 1: Invest $250 or more within the first 2 weeks to receive 2% bonus shares

Tier 2: Invest $500 or more within the first 2 weeks to receive 5% bonus shares.

Tier 3: Invest $1,000 or more within the first 2 weeks to receive 7% bonus shares.

Tier 4: Invest $5,000 or more within the first 2 weeks to receive 10% bonus shares.

Tier 5: Invest $10,000 or more within the first 2 weeks to receive 12% bonus shares.

Tier 6: Invest $20,000 or more within the first 2 weeks to receive 15% bonus shares.

Amount-Based Perks:

Tier 1: Invest $250 or more to receive: A Jacked Up Fitness hat.

Tier 2: Invest $500 or more to receive: 5% off on your next Jacked Up Fitness order, a Jacked Up Fitness hat.

Tier 3: Invest $1,000 or more to receive: 10% off on your next Jacked Up Fitness order, the Jacked Up Fitness Customer Welcome Kit with a hat, towel, shaker bottle, and supplement samples.

Tier 4: Invest $2,500 or more to receive: 5% bonus shares, 15% off on your next Jacked Up Fitness order, the Jacked Up Fitness Customer Welcome Kit with a hat, towel, shaker bottle, and supplement samples.

Tier 5: Invest $5,000 or more to receive: 10% bonus shares, 20% off on your next Jacked Up Fitness order, the Jacked Up Fitness Customer Welcome Kit with a hat, towel, shaker bottle, and supplement samples.

Tier 6: Invest $10,000 or more to receive: 15% bonus shares, 30% off on your next Jacked Up Fitness order, the Jacked Up Fitness Customer Welcome Kit with a hat, towel, shaker bottle, and supplement samples.

Tier 7: Invest $20,000 or more to receive: 20% bonus shares, 40% off on your next Jacked Up Fitness order, the Jacked Up Fitness Customer Welcome Kit with a hat, towel, shaker bottle, and supplement samples.

Tier 8: Invest $50,000 or more to receive: 25% bonus shares, 50% off on your next Jacked Up Fitness order, the Jacked Up Fitness Customer Welcome Kit with a hat, towel, shaker bottle, and supplement samples. Be the very first to receive our Premium Limited edition Jacked Up premium steel sit/stand desk/worktable styled after our famous Jacked Up power rack! Perfect for your home office or gym space!

Loyalty Bonus:

Existing customers as of 5/30/2024 and Friends & Family of Jacked Up Fitness are eligible for additional bonus shares and enhanced perks.

Reservations Perk:

Reservation holders are eligible for 5% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Jacked Up Fitness, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Venture Club Bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.21 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $321. Fractional shares will not be distributed, and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus, Reservation Bonus, and Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Jacked Up Fitness Inc. is a lifestyle brand that offers high-quality workout equipment, such as power racks and cables, which are complemented by a mobile app featuring a diverse range of workouts. The company operates from a 23 sq ft facility that includes a studio for creating content, delivering a comprehensive home workout program aimed at fitness enthusiasts. This innovative integration of hardware and digital content provides a unique fitness experience that sets the brand apart in the market.

Corporate History and Structure

Incorporation Date: May 22, 2024

State of Incorporation: Delaware

Previous Entity: Initially operated as Hot Shot Ventures LLC, a California entity formed in January 2018.

Corporate Transition: Don, the sole owner of Hot Shot Ventures, converted his ownership interests into shares of Jacked Up Fitness Inc., making it the sole stockholder and transforming Hot Shot Ventures into a wholly owned subsidiary.

Intellectual Property

Trademark Applications: The trademark "Jacked Up Fitness" with serial numbers 98228024 and 98228010 has been filed by Jacked Up Fitness Inc., the C-Corp. Currently, there is no specific mention of an IP LLC to which these trademarks might be assigned. The trademarks are filed directly under Jacked Up Fitness Inc.

Competitors and Industry

Competitors & Market

The home fitness equipment market is highly competitive, with major players such as Peloton, NordicTrack, and Bowflex controlling significant market share. These companies have optimized their offerings for integration with digital content and personalized workout experiences. Despite their dominance, there is a substantial and growing market for home fitness solutions, driven by increasing health awareness and the demand for convenient, at-home workout options.

Industry

We believe Jacked Up Fitness Inc. is strategically positioned within the U.S. home gym equipment segment, a market valued at $5 billion according to Fortune Business Insights. This segment is part of the broader global fitness industry, valued at $87 billion. The U.S. market alone is worth $30 billion, encompassing fitness programs, equipment, and gyms. The industry has experienced significant growth due to the rising popularity of home fitness, driven by technological advancements and the shift towards digital health solutions.

The growing consumer interest in health, wellness, and convenient fitness solutions drives demand for Jacked Up Fitness Inc.'s products. Our unique combination of high-quality workout equipment and an engaging mobile app positions us to capture a significant share of this expanding market. As more consumers seek comprehensive fitness solutions that offer both hardware and digital content, Jacked Up Fitness Inc. is well-positioned to meet these needs and sustain long-term growth.

Current Stage and Roadmap

Current Stage

At Jacked Up Fitness Inc., we believe we are currently experiencing a robust growth stage, having solidified our market presence through revenue generation. Since our inception, we have expanded our direct-to-consumer model. This success is supported by the lifetime shipment of over 10,000 units, predominantly through e-commerce, and bolstered by positive customer feedback, with over 500 reviews and an average rating of 4.7 stars. This strong consumer-driven word-of-mouth endorsement underscores the high satisfaction and quality of our products. Additionally, we have continued to innovate within our product lines, optimizing our resources and expanding our market reach.

Future Roadmap

Looking forward, we believe we are poised for further expansion and innovation. Our immediate plans include dedicating resources to increase our production capabilities to meet the rising demand for our products, enhancing our direct-to-consumer platform, and broadening our distribution channels. We also plan to expand our product line to include cardio equipment, supplements, and apparel, and to introduce the "Get Jacked Up" program. By continuing to invest in our infrastructure and team, we aim to maintain our trajectory towards becoming a leader in the home fitness industry.

The Team

Officers and Directors

Name: Donald Joseph Mastrangelo

Donald Joseph Mastrangelo's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder, CEO, Sole Director, acting Principal Accounting Officer
  Dates of Service: June, 2019 - Present
  Responsibilities: The founder, visionary and CEO of the company. Leads the team to achieve continued objectives. Salary: $250K. Will be providing Form C sign-off as the Company's Principal Accounting Officer.

Other business experience in the past three years:

- Employer: Parlay Cafe
  Title: Founder, CEO
  Dates of Service: January, 2019 - Present
  Responsibilities: Oversee day-to-day operations. Don spends an average of less than 5 hours per week with Parlay Cafe.

Other business experience in the past three years:

- Employer: Jacked Up Footwear
  Title: Founder

Dates of Service: December, 2018 - Present
Responsibilities: Oversee day-to-day operations

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our products. Delays or cost overruns in the development of our products and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to

terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

The CEO of the Company is also serving as the CEO of another entity.
Although the CEO dedicates 95% of his time to our company and draws a salary only from the Company, the CEO's responsibilities to the other entity could potentially divert his attention and resources away from the business. This dual role may affect his ability to fully commit to our company’s operations and strategic goals.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Donald Joseph Mastrangelo	22,166,668	Common Stock	100.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 384,735 of Common Stock.

Common Stock

The amount of security authorized is 25,670,000 with a total of 23,333,333 outstanding.

Voting Rights

One vote per share. Please see Voting Rights of Securities Sold in this Offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The total amount outstanding includes 1,166,665 shares to be issued pursuant to stock options; reserved but unissued.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 22,166,665
  Use of proceeds: Founder shares
  Date: May 22, 2024
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $8,068,941 compared to $24,151,819 in fiscal year 2023. This substantial increase in revenue is attributed to several factors, including the expansion of our product line, increased marketing efforts, and a growing customer base. The strategic enhancement of our direct-to-consumer e-commerce platform and the introduction of new fitness equipment models significantly boosted sales.

Cost of Sales

Cost of Sales for fiscal year 2022 was $5,190,792 compared to $9,787,165 in fiscal year 2023. The increase in cost of sales is primarily due to the higher volume of units sold, which necessitated a proportional increase in production costs. Additionally, investments in higher-quality materials and improvements in our manufacturing process contributed to the rise in costs. The growth in our sales volume and the scaling of our operations led to increased costs, aligning with our revenue growth.

Gross Margins

Gross margins for fiscal year 2022 were $2,878,149 compared to $14,364,654 in fiscal year 2023. The significant increase in gross margins is a result of our revenue growth outpacing the increase in cost of sales. Our focus on optimizing production efficiency and reducing per-unit costs through economies of scale also played a crucial role.

Expenses

Expenses for fiscal year 2022 were $1,449,903 compared to $10,760,184 in fiscal year 2023. The increase in expenses is largely due to expanded marketing campaigns, higher administrative costs associated with scaling the business, and investments in new product development. Additionally, the growth in our team size and the costs associated with enhancing our digital platform contributed to the rise in operating expenses.

Historical results and cash flows:

The Company is currently in the growth stage and is revenue generating. We believe the historical cash flows will be indicative of the revenue and cash flows expected for the future because of the steady increase in our sales and the expanding market for home fitness equipment. Past cash was primarily generated through sales. Our goal is to further increase our revenue by expanding our product line and enhancing our digital presence. We believe that the company's historical cash flows, driven by consistent sales growth, are representative of what is to be expected in the future.

However, we may face several challenges in achieving these goals. Financial challenges include securing sufficient funding for expansion and managing cash flow effectively. Operational challenges involve scaling production and supply chain efficiently to meet increased demand. We also face market competition in maintaining a competitive edge, technological challenges in integrating new technologies and ensuring cybersecurity, and regulatory challenges in adhering to industry regulations and standards.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of May 2024, the Company has capital resources available in the form of a line of credit for $3,083,399, and $191,173 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support our product development and marketing initiatives.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 10% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The current burn rate for the company is $150,000 per month, which consists of expenses related to salaries ($50,000), inventory ($40,000), research and development ($30,000), marketing ($20,000), and other operational costs ($10,000). If the company raises the minimum offering amount of $15,000, the anticipated burn rate would remain the same at $150,000 per month. At this burn rate, the company would be able to continue operations for approximately 1 month if only the minimum amount is raised. The company believes it can continue operations for this duration because the minimum amount will cover essential operating costs for a short period, allowing time for further fundraising efforts and revenue generation to sustain long-term operations. Additionally, this period will be used to strategically focus on critical areas such as enhancing the digital presence and expanding the product line to drive future growth.

How long will you be able to operate the company if you raise your maximum funding goal?

The current burn rate for the company is $150,000 per month, which consists of expenses related to salaries ($50,000), inventory ($40,000), research and development ($30,000), marketing ($20,000), and other operational costs ($10,000). If the company raises the maximum offering amount of $1,235,000, the anticipated burn rate will increase to $200,000 per month. This increase is due to planned investments in expanding the product line, enhancing our digital presence, and scaling operations, which will involve higher marketing expenses, additional staffing costs, and increased R&D spending. At the new burn rate of $200,000 per month, the company would be able to continue operations for approximately 6.2 months if the maximum amount is raised. The company believes it can continue operations for this duration because the increased funds will enable us to strategically invest in key growth areas. These investments are expected to drive significant revenue growth, ensuring that we can sustain operations beyond this period. Additionally, the extended operational timeframe will allow us to secure further funding and ramp up sales efforts to maintain financial stability and growth momentum.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including potential future capital raises and exploring additional lines of credit after our crowdfunding.

Indebtedness

- Creditor: Ally Auto Loan
  Amount Owed: $86,775.00
  Interest Rate: 11.99%
  Maturity Date: December 10, 2028

- Creditor: Tesla Model X
  Amount Owed: $108,960.00
  Interest Rate: 6.69%
  Maturity Date: May 08, 2028

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $74,899,998.93

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has not been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) the Company has zero preferred stock authorized or outstanding; (ii) all outstanding options, warrants, and other securities with a right to acquire shares have not been exercised; and (iii) any shares reserved for issuance under a stock plan have not been issued.

The Company determined its pre-money valuation by multiplying its 2023 revenues by a derived revenue multiplier.

Use of Proceeds

If we raise the Target Offering Amount of $14,997.12 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  StartEngine Service Fees

If we raise the over allotment amount of $1,234,999.35, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  20.0%
  We will use 20% of the funds raised for market and customer research, new product development, and market testing. This will help us innovate and introduce new fitness equipment models to meet customer needs and expand our market reach.

- Inventory
  25.0%
  We will use 25% of the funds raised to purchase inventory for the company's Power Racks and accessories in preparation for the expansion and launch of new products. This will ensure we have sufficient stock to meet increased demand.

- Company Employment
  29.0%
  We will use 30% of the funds to hire key personnel for daily operations, including roles in office administration, sales and marketing, and customer service. Wages will be commensurate with training, experience, and position, ensuring we attract and retain top talent to support our growth.

- Operations
  19.5%
  We will use 19.5% of the funds for working capital to cover expenses for the product expansion as well as ongoing day-to-day operations of the company. This will provide us with the flexibility to manage cash flow effectively and respond

to any immediate operational needs.

- StartEngine Service Fee
  1.0%
  StartEngine Service Fee

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://jackedup.com (jackedupbrands.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/jacked-up

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Jacked Up Fitness, Inc

[See attached]

JACKED UP FITNESS, INC.

REVIEWED FINANCIAL STATEMENTS
AS OF INCEPTION (MAY 22, 2024)
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

SET APART
ACCOUNTANCY CORP.

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Jacked Up Fitness, Inc.
Aguanga, California

We have reviewed the accompanying financial statements of Jacked Up Fitness, Inc. (the "Company,"), which comprise the balance sheet as of May 22, 2024, and the related statement of operations, statement of stockholders' equity, and cash flows for the period endings on May 22, 2024, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

June 12, 2024
Los Angeles, California

As of Inception		**May 22, 2024**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$	-
Total current assets		**-**
		-
TOTAL ASSETS	**$**	**-**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Total Liabilities	$	-
STOCKHOLDERS' EQUITY		
Common Stock		2,217
Subscription Receivable		(2,217)
Retained Earnings		-
Total Stockholders' Equity		**-**
Total Liabilities and Stockholders' Equity	**$**	**-**

See accompanying notes to financial statements.

JACKED UP FITNESS, INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For The Period Ended	May 22, 2024
(USD $ in Dollars)	
Net Revenue	$ -
Cost Of Goods Sold	-
Gross Profit	**-**
Operating Expenses	
General And Administrative	-
Total Operating Expenses	**-**
Operating Income/(Loss)	-
Interest Expense	-
Other Loss/(Income)	-
Income/(Loss) Before Provision For Income Taxes	**-**
Provision/(Benefit) For Income Taxes	-
Net Income/(Net Loss)	**$ -**

See accompanying notes to financial statements.

JACKED UP FITNESS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock		Subscription Receivable	Retained Earnings	Total Stockholders' Equity
	Shares	Amount			
Inception date (May 22, 2024)	-	$ -	$ -	$ -	$ -
Issuance of Common Stock	22,166,668	2,217	(2,217)		-
Net Loss	-	-	-	-	-
Balance— (May 22, 2024)	**22,166,668**	**$ 2,217**	**$ (2,217)**	**$ -**	**$ -**

See accompanying notes to financial statements.

For The Period Ended	May 22, 2024
(USD $ in Dollars)	
CASH FLOW FROM OPERATING ACTIVITIES	
Net Loss	$ -
Net Cash Provided By /(Used In) Operating Activities	**-**
CASH FLOW FROM INVESTING ACTIVITIES	
Net Cash Provided By /(Used In) Investing Activities	**-**
CASH FLOW FROM FINANCING ACTIVITIES	
Net Cash Provided By /(Used In) Financing Activities	**-**
Change In Cash And Cash Equivalents	-
Cash—Beginning Of The Year	-
Cash—End Of The Year	**$ -**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash Paid During The Year For Interest	**$ -**

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Jacked Up Fitness, Inc. was incorporated on May 22, 2024, in the state of Delaware. The financial statements of Jacked Up Fitness, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Aguanga, California.

Jacked Up Fitness, Inc. is a holding company. On May 22, 2024, Jacked Up Fitness, Inc. entered into a share exchange agreement with Don Mastrangelo, who holds 100% of the membership interest in Hot Shots Ventures, LLC. In exchange for 22,166,668 shares of common stock in Jacked Up Fitness, Inc., Don Mastrangelo transferred his entire 100% membership interest in Hot Shots Ventures, LLC. Now, Jacked Up Fitness, Inc. is a holding company Hot Shots Ventures, LLC, the company specializes in designing and manufacturing top-of-the-line strength and cardio equipment, along with accessories, apparel, a fitness training app, and nutritional supplements. The company aim to provide comprehensive fitness solutions that promote health, well-being, and an active lifestyle for its customers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted a calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of May 22, 2024, the Company's cash and cash equivalents did not exceeded FDIC insured limits.

Income Taxes

The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 12, 2024, which is the date the financial statements were issued.

3. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 25,670,000 shares of Common Stock at a par value of $0.0001 per share. As of May 22, 2024, 22,166,668 shares have been issued and outstanding.

4. DEBT

The Company has no debt as of May 22, 2024.

5. RELATED PARTY

There are no related party transactions.

6. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of May 22, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from May 22, 2024 through June 12, 2024, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

8. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. The Company will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of their planned development, which could harm the business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

HOT SHOTS VENTURES, LLC
DBA
JACKED UP FITNESS

REVIEWED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023 AND 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members
Hot Shots Ventures LLC DBA Jacked Up Fitness
Aguanga, California

We have reviewed the accompanying financial statements of Hot Shots Ventures LLC DBA Jacked Up Fitness (the "Company,"), which comprise the balance sheet as of December 31, 2023 and December 31, 2022, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2023 and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart Accountancy Corp.

May 1, 2024
Los Angeles, California

HOT SHOTS VENTURES LLC DBA JACKED UP FITNESS
BALANCE SHEETS
(UNAUDITED)

As of December 31,	2023	2022
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 191,173	$ 23,494
Accounts Receivable, net	116,786	20,669
Inventory	5,820,136	990,083
Total current assets	**6,128,095**	**1,034,246**
Property and Equipment, net	929,884	419,085
Right-of-Use Asset	617,356	850,171
Total assets	**$ 7,675,335**	**$ 2,303,502**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 1,504,171	$ 39,174
Credit Cards	303,333	-
Current Portion of Promissory Loans and Notes	55,241	246,442
Line of Credit	3,083,399	-
Current Portion of Lease Liability	304,484	229,798
Other Current Liabilities	-	458
Total current liabilities	**5,250,628**	**515,872**
Promissory Notes and Loans	140,494	-
Lease Liability	312,871	620,372
Total liabilities	**5,703,993**	**1,136,244**
MEMBERS' EQUITY		
Members' Equity	1,971,342	1,167,258
Total Members' Equity	**1,971,342**	**1,167,258**
Total Liabilities and Members' Equity	**$ 7,675,335**	**$ 2,303,502**

See accompanying notes to financial statements.

HOT SHOTS VENTURES LLC DBA JACKED UP FITNESS

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,		**2023**		**2022**
(USD $ in Dollars)				
Net Revenue	$	24,151,819	$	8,068,941
Cost of Goods Sold		9,787,165		5,190,792
Gross profit		14,364,654		2,878,149
Operating expenses				
General and Administrative		4,927,699		689,617
Sales and Marketing		5,832,485		760,286
Total operating expenses		10,760,184		1,449,903
Operating Income		3,604,470		1,428,246
Interest Expense		362,011		23,625
Income before provision for income taxes		3,242,459		1,404,621
Provision/(Benefit) for income taxes		-		-
Net Income	**$**	**3,242,459**	**$**	**1,404,621**

See accompanying notes to financial statements.

(in , $US)	Members' Equity
Balance—December 31, 2021	**$ 4,097**
Capital Distribution	(241,460)
Net income/(loss)	1,404,621
Balance—December 31, 2022	**$ 1,167,258**
Capital Distribution	(2,438,375)
Net income/(loss)	3,242,459
Balance—December 31, 2023	**$ 1,971,342**

See accompanying notes to financial statements.

HOT SHOTS VENTURES LLC DBA JACKED UP FITNESS
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,	2023	2022
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ 3,242,459	$ 1,404,621
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation expense	155,816	177,614
Changes in operating assets and liabilities:		
Accounts Receivable, net	(96,117)	(20,669)
Inventory	(4,830,053)	(990,083)
Accounts Payable	1,464,997	39,174
Credit Cards	303,333	-
Other Current Liabilities	(458)	458
Net cash provided by operating activities	**239,977**	**611,115**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment	(666,615)	(596,698)
Net cash used in investing activities	**(666,615)**	**(596,698)**
CASH FLOW FROM FINANCING ACTIVITIES		
Capital Distribution	(2,438,375)	(241,460)
Borrowing on Promissory Notes and Loans	234,835	246,442
Repayment of Promissory Notes and Loans	(285,542)	-
Borrowing on Line of Credit	3,083,399	-
Net cash provided by financing activities	**594,317**	**4,982**
Change in cash and cash equivalents	167,679	19,398
Cash—beginning of the year	23,494	4,096
Cash—end of the year	**$ 191,173**	**$ 23,494**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 362,011	$ 23,625

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Hot Shots Ventures LLC DBA Jacked Up Fitness was formed on January 31, 2018 in the state of California as a limited liability company. The financial statements of Hot Shots Ventures LLC DBA Jacked Up Fitness (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Aguanga, California.

The Company specializes in designing and manufacturing top-of-the-line strength and cardio equipment, along with accessories, apparel, a fitness training app, and nutritional supplements. The company aims to provide comprehensive fitness solutions that promote health, well-being, and an active lifestyle for its customers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023 and December 31, 2022, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Inventories

Inventories are valued at the lower cost and net realizable value. Costs related to finished goods which are determined using a FIFO (first-in-first-out) method.

Accounts Receivable and Allowance for Expected Credit Loss

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information, and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2023 and 2022, the Company determined allowance for expected credit loss to not be material to the financial statements.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Vehicles	5 years
Furniture and Fixtures	5 years
Leasehold Improvements	15 years
Tools, machinery, and equipm	5 years
Vending Machines	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition.

Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows.

The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2022 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies. For fiscal year 2023, the company filed a Tax extension.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to, in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:

- In-store Sales: Revenue is recognized at a point-in-time when customer takes possession of the goods.
- Online Sales: Revenue is recognized at a point-in-time when the goods are delivered to the customer.
- Wholesale Transactions: Revenue is recognized at a point-in-time when the goods are shipped or delivered to the wholesale customer.

Cost of sales

Costs of goods sold include the cost of goods sold, footwear costs, protein, and drinks.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2022, amounted to $5,832,485 and $760,286, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 1, 2024, which is the date the financial statements were issued.

Leases

The Company determines if an arrangement is a lease at inception by determining whether the agreement conveys the right to control the use of the identified asset for a period of time, whether the Company has the right to obtain substantially all of the economic benefits from use of the identified asset, and the right to direct the use of the asset. Lease liabilities are recognized at the commencement date based upon the present value of the remaining future minimum lease payments over the lease term using the rate implicit in the lease or the Company's incremental borrowing rate.

The incremental borrowing rate is defined as the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. The Company's lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

The lease right-of-use assets are initially measured at the carrying amount of the lease liability and adjusted for any prepaid or accrued lease payments, remaining balance of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Lease expense for minimum lease payments is recognized on straight-line basis over the lease term.

3. INVENTORY

Inventory consists of the following items:

As of December 31,	2023	2022
Finished goods	$ 5,820,136	$ 990,083
Total Inventory	**$ 5,820,136**	**$ 990,083**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Other current liabilities consist of the following items:

As of December 31,	2023	2022
Tax liabilities	$ -	$ 458
Total Other Current Liabilities	**$ -**	**$ 458**

5. PROPERTY AND EQUIPMENT

Property and equipment consist of:

As of Year Ended December 31,	2023	2022
Vehicles	$ 494,846	$ 137,525
Furniture and Fixtures	14,643	8,749
Leasehold Improvements	726,349	440,588
Tools, machinery, and equipment	9,836	9,836
Vending Machines	17,640	-
Property and Equipment, at Cost	**1,263,314**	**596,698**
Accumulated depreciation	(333,430)	(177,614)
Property and Equipment, Net	**$ 929,884**	**$ 419,085**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2023 and 2022 were in the amount of $155,816 and $177,614, respectively.

6. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2023

Member's name	Ownership percentage
Don Mastrangelo	100.0%
TOTAL	**100.0%**

7. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2023			For the Year Ended December 2022		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Ally Auto Loan	$ 111,705	11.99%	3/5/2020	12/10/2028	$ 26,199	$ 60,575	$ 86,775	$ -	$ -	$ -
Tesla Model X	$ 123,130	6.69%	5/8/2023	5/8/2028	29,042	79,918	108,960	-	-	-
Shopify Loan	$ 246,442		Paid off in 2023		-	-	-	246,442	-	246,442
Total					**$ 55,241**	**$ 140,493**	**$ 195,735**	**$ 246,442**	**$ -**	**$ 246,442**

The summary of the future maturities is as follows:

As of Year Ended December 31,	
2024	$ 55,241
2025	55,241
2026	55,241
2027	30,011
Thereafter	-
Total	**$ 195,735**

Line of Credit

The Company entered into a growth Line of Credit agreement with Ampla LLC during fiscal year 2023. The credit facility allows a borrowing limit up to $7,000,000. The interest rate is EFFR+9% per annum applicable on the amount borrowed. The total outstanding balance as of December 31, 2023 and December 31, 2022 is $3,083,399 and $0, respectively. The balance outstanding on the line of credit is classified as current under current liabilities.

8. RELATED PARTY

There are no related party transactions.

9. LEASES

The Company has two operating leases for business premises, The Company's leases have terms maturing through 2027. Monthly payments range from $25,069 to $25,824 and contain escalation clauses. Rent expenses are recorded on a straight-line basis over the lease term.

Weighted average incremental borrowing rate for December 31, 2023 and 2022 is 10%

The weighted average lease term as of December 31, 2023, and 2022 is 3.2 years and 4.3 years, respectively. Minimum future lease payments under non-cancellable operating leases as of December 31, 2023 are as follows:

		December 31, 2023
2024	$	304,484
2025		287,695
2026		80,354
2027		27,047
Thereafter		-
Total undiscounted lease payments		699,580
Present Value Discount		(82,225)
Total lease liability		**617,355**
Less: Current portion		(304,484)
Lease liability, net of current portion	**$**	**312,871**

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023 through May 1, 2024, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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Jacked Up Fitness is one of the ultimate lifestyle brands, empowering Americans everywhere to ditch their gyms and get fit—all from the comfort of home. Powerfully engineered Power Racks, accessories, fitness programming, and nutrition supplements deliver the pro gym ...

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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


JACKED UP
FITNESS
POWER RACKS.
APPAREL.
SUPPLEMENTS.
YOUR BAD ASS
BODY AWAITS

$0 Raised

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

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$3.21 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	VALUATION
$250.38	$74.9M

REASONS TO INVEST

- Targeting the $5B U.S. home fitness equipment market, we've grown to $25M in sales in three years, and shipped 10K+ units.* Notable clients include SpaceX, The Pentagon, U.S. Embassies, & police/fire stations.

- Solid gross margins & 98% of sales are direct to consumers. The average order is $4,500. Lifetime customer value is estimated at $7,500. Overall customer satisfaction rating is 4.8 stars.

- Top in class, all-in-one Power Racks & accessories made of 10 & 12 gauge steel. Apparel, nutrition supplements and fitness content programming. Innovative magnetic weight machines and cardio equipment coming this fall.

**During the same timeframe the Company's COGS increased from $161k in 2021 to $9.7M in 2023 and the Total Expenses increased from $41k in 2021 to $10.7M in 2023. The Company's 2021 financial metrics were not encompassed by the Company's financial review, which encompasses the 2022 & 2023 fiscal years.*

No money of other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" shares is simply an indication of interest.

TEAM



Don Mastrangelo • Founder, CEO, Sole Director, acting Principal Accounting Officer

Founder, leader, and seasoned business entrepreneur. Several successful ventures. Financial acumen. Previous profitable exits. GPS tracking (SAAS), Verizon partner. Speaker, published author. Inspiring fitness journey. Excellent marketer. Passionate FA...

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Aaron U. Levy, PhD • Chief Growth Advisor

CEO, President, Chairman, BOD. Private, Public, Native American. Startup to $1B in operation. Hi-Tech, Telecom, AI, FinTech, Manufacturing, Aerospace, MedTech. Electrical & aerospace engineer. Inventor, patent holder. Published author. FAA Cert. ...

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THE PITCH

Empowering the Fitness Journey At Home


GET THE PRO
GYM EXPERIENCE
AT HOME
JACKED UP
FITNESS

Ready to elevate your fitness game?

Jacked Up Fitness offers high-quality, all-in-one home gym equipment, specializing in power racks. Our products combine functions like squat racks, Smith machines, and pulley systems for a comprehensive workout experience at home. We emphasize robust construction, versatile features, and compact designs for all fitness levels. Additionally, we provide accessories, apparel, supplements, and assembly services to enhance your home gym experience.

THE OPPORTUNITY

Exceptionalism is an Addiction


JACKED UP FITNESS POWER RACKS
JACKED UP
POWER RACK
EVOLUTION

In today's fitness industry, there's a seismic shift towards strength training, with people recognizing its critical role in weight loss and muscle building. However, finding high-quality, comprehensive home gym solutions remains challenging. **Our mission is to fill this gap, offering versatile, robust home gym equipment that combines multiple functions into one compact design.**


98%
DTC via E-commerce
2%
Fire stations, Police Stations, Border Patrol, PT, Chiropractors, etc.
JACKED UP
FITNESS

We believe our solution is simple yet powerful. At Jacked Up Fitness, we specialize in all-in-one home gym equipment, particularly power racks, to meet the growing demand for at-home strength training. We operate 98% via e-commerce and focus on direct-to-consumer sales, providing unparalleled value without subscription fees. With a mission to empower home fitness journeys, our products come with lifetime free programming. Backed by a dedicated team and glowing testimonials, we believe we are uniquely positioned to capitalize on the booming home fitness market.

THE MARKET & OUR TRACTION

From Garage to Glory


MARKET SIZE
$87B GLOBAL TAM
Includes fitness programs, equipments and gyms
$30B USA TAM
Includes fitness programs, equipments and gyms
$5B USA SAM*
Includes U.S. home gym equipment

**Market size estimates are internally calculated sums of the fitness equipment and digital fitness apps markets, based on diverse industry sources. | Source*

Jacked Up Fitness targets the $5 billion U.S. home gym equipment market.[1] We've grown our sales from over **$570K in 2021 to over $24M by 2023**, with over **10,000 units shipped**.* We maintain a strong direct-to-consumer model, supported by 98% e-commerce sales and strategic digital marketing partnerships. Notable clients include **SpaceX**, the **Pentagon**, and multiple **U.S. Embassies**.


SALES GROWTH 2021 - 2023*
$570K+ $24M+

**During the same timeframe our COGS increased from $161K in 2021 to $9.7M in 2023 and our Total Expenses increased from $41K in 2021 to $10.&M in 2023. The Company's 2021 financial metrics were not encompassed by its financial review.*

With Jacked Up Studio and our Jacked Up Program, we offer comprehensive support for at-home fitness, and with **500+ reviews averaging 4.7 stars**, our customer satisfaction is outstanding. Our product line has expanded from 3 to 6 machines, with more anticipated on the way, including a cutting-edge electronic resistance model. We've doubled our staff and expanded distribution, positioning us as potential leaders in at-home strength training solutions.


TESTIMONIALS
🔥🔥🔥🔥🔥
“Great piece of equipment! Has me really motivated to keep working out!”
—Nicholas G.

**The above testimonials may not be representative of the opinions or the experiences of other Jacked Up Fitness customers and are not a guarantee of future performance or success.*

WHY INVEST

Shape the Future of Home Fitness


GET
JACKED UP
PRESS PLAY
BUILD MUSCLE.
LOSE FAT. START YOUR
FITNESS JOURNEY WITH
GET JACKED UP

Join Jacked Up Fitness as we revolutionize home workouts with high-quality, all-in-one gym equipment. With 2024 goals to expand into cardio, supplements, and apparel, and launch the "Get Jacked Up" Program, your investment will fuel innovation, vision, and growth.

Be part of our journey to launch a new headquarters and cutting-edge electronic resistance model. Invest today and shape the future of home fitness!

ABOUT

HEADQUARTERS

36580 Penfield Ln
Winchester, CA 92596

WEBSITE

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Jacked Up Fitness is one of the ultimate lifestyle brands, empowering Americans everywhere to ditch their gyms and get fit—all from the comfort of home. Powerfully engineered Power Racks, accessories, fitness programming, and nutrition supplements deliver the pro gym experience at home.

TERMS

Jacked Up Fitness

Overview

PRICE PER SHARE
$3.21

VALUATION
$74.9M

DEADLINE
Jun. 26, 2024 at 1:17 AM UTC

FUNDING GOAL
$15k - $1.23M

Breakdown

MIN INVESTMENT
$250.38

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,999.35

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
4,672

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
384,735

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Early Bird:

Tier 1: Invest $250 or more within the first 2 weeks to receive 2% bonus shares

Tier 2: Invest $500 or more within the first 2 weeks to receive 5% bonus shares.

Tier 3: Invest $1,000 or more within the first 2 weeks to receive 7% bonus shares.

Tier 4: Invest $5,000 or more within the first 2 weeks to receive 10% bonus shares.

Tier 5: Invest $10,000 or more within the first 2 weeks to receive 12% bonus shares.

Tier 6: Invest $20,000 or more within the first 2 weeks to receive 15% bonus shares.

Amount-Based Perks:

Tier 1: Invest $250 or more to receive: A Jacked Up Fitness hat.

Tier 2: Invest $500 or more to receive: 5% off on your next Jacked Up Fitness order, a Jacked Up Fitness hat.

Tier 3: Invest $1,000 or more to receive: 10% off on your next Jacked Up Fitness order, the Jacked Up Fitness Customer Welcome Kit with a hat, towel, shaker bottle, and supplement samples.

Tier 4: Invest $2,500 or more to receive: 5% bonus shares, 15% off on your next Jacked Up Fitness order, the Jacked Up Fitness Customer Welcome Kit with a hat, towel, shaker bottle, and supplement samples.

Tier 5: Invest $5,000 or more to receive: 10% bonus shares, 20% off on your next Jacked Up Fitness order, the Jacked Up Fitness Customer Welcome Kit with a hat, towel, shaker bottle, and supplement samples.

Tier 6: Invest $10,000 or more to receive: 15% bonus shares, 30% off on your next Jacked Up Fitness order, the Jacked Up Fitness Customer Welcome Kit with a hat, towel, shaker bottle, and supplement samples.

Tier 7: Invest $20,000 or more to receive: 20% bonus shares, 40% off on your next Jacked Up Fitness order, the Jacked Up Fitness Customer Welcome Kit with a hat, towel, shaker bottle, and supplement samples.

Tier 8: Invest $50,000 or more to receive: 25% bonus shares, 50% off on your next Jacked Up Fitness order, the Jacked Up Fitness Customer Welcome Kit with a hat, towel, shaker bottle, and supplement samples. Be the very first to receive our Premium Limited edition Jacked Up premium steel sit/stand desk/worktable styled after our famous Jacked Up power rack! Perfect for your home office or gym space!

Loyalty Bonus:

Existing customers as of 5/30/2024 and Friends & Family of Jacked Up Fitness are eligible for additional bonus shares and enhanced perks.

Reservations Perk:

Reservation holders are eligible for 5% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Jacked Up Fitness, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Venture Club Bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.21 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $321. Fractional shares will not be distributed, and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus, Reservation Bonus, and Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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Canadian Investors
Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

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StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

I'm Don Mastrangelo, founder and CEO of Jacked Up Fitness.

We launched in 2020 with these badass home gyms, and have grown our sales from just over $570K in 2021 to over $25 million in 2023. And we're shipping out hundreds of units every month with solid gross margins, driven by an all-star team that eats, sleeps, and breathes gains. We've achieved it all without taking a single dime from outside investors. Now, for the first time, we're opening the gates for you to join us. Let's face it—at gyms all across America, waiting in line is the new cardio, germ-dodging is an Olympic sport, and selfie-snapping influencers reign supreme. JACKED UP FITNESS is one of the ultimate lifestyle brands that's empowering Americans everywhere to ditch their gyms, have fun, and get fit. Through:

- Commercial-grade Power Racks that crush every muscle group...

- Anticipated AI-powered health monitoring and smart cardio machines coming soon...

- And, a full line of supplements and apparel to keep you jacked up

After I'd sold my latest tech company, the pandemic shut gyms down just as I was starting my fitness journey. I saw this huge unmet need for professional-grade gym equipment just as everyone was being forced to workout from home.

For months, I became obsessed with testing and refining the perfect Power Rack—a total body workout beast that could replace an entire gym membership in one epic package. And now, our machines can be found in over 10,000 homes, police and fire departments, US embassies, the Pentagon, and SpaceX. And we feel we're just getting warmed up! As a Jacked Up customer, your purchase comes with lifetime access to a growing library of kick-ass workouts by top trainers like Kim Lyons from ABC's The Biggest Loser. It's your portal to a thriving community of swole mates who will support you, challenge you, and make skipping leg day a cardinal sin. And as an investor in Jacked Up Fitness, you can be part of the $30B US fitness market, which is experiencing a revival - as millions of Americans are realizing they can get the same pump without the commute, the crowds, or the funky locker room smells. In fact, nearly 6 out of 10 adults are now breaking a sweat at home, leaving gyms in the dust. With badass products, die-hard fans, and our line of nutritional supplements, we believe we're poised to command the $5B home gym market.

"I'm in the best shape of my life thanks to my Power Rack. Worth every penny!"

- Mike R.

"This machine is an absolute tank. Commercial gym quality right in my garage."

"Jacked Up makes working out at home fun - it's the highlight of my day now."

We are seeking to double down on innovating new fitness technology. We plan to further build out our offerings, developing everything from weightless magnetic resistance technology to immersive on-screen experiences—Redefining what's possible in the home gym.

Are you ready to get Jacked Up? Together, let's take on this opportunity. Invest in Jacked Up Fitness today!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

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Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Exhibit G to Form C

Test The Waters Materials

Jacked Up Fitness is taking reservations for a possible, upcoming round. Indicate interest today.

startengine

Watchlist

RESERVE NOW

GET A PIECE OF JACKED UP FITNESS

Get the Pro Gym Experience at Home

Jacked Up Fitness is one of the ultimate lifestyle brands, empowering Americans everywhere to ditch their gyms and get fit—all from the comfort of home. Powerfully engineered Power Racks, accessories, fitness programming, and nutrition supplements deliver the pro gym ...
Show more

Reserve Now

This Reg CF Test the Waters offering is made available through StartEngine Capital, LLC. This potential investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. This potential investment, if any, may be made through StartEngine Capital, LLC.


JACKED UP
POWER RACKS.
APPAREL.
SUPPLEMENTS.
YOUR BAD ASS
BODY AWAITS

$15,528.66 Reserved

OVERVIEW | ABOUT | REWARDS | DISCUSSION | INVESTING FAQS

Reserve Now

RESERVED $15,528.66

INVESTORS 2

REASONS TO INVEST

- Targeting the $5B U.S. home fitness equipment market, we've grown to $25M in sales in three years, and shipped 10K+ units.* Notable clients include SpaceX, The Pentagon, U.S. Embassies, & police/fire stations.
- Solid gross margins & 98% of sales are direct to consumers. The average order is $4,500. Lifetime customer value is estimated at $7,500. Overall customer satisfaction rating is 4.8 stars.
- Top in class, all-in-one Power Racks & accessories made of 10 & 12 gauge steel. Apparel, nutrition supplements and fitness content programming. Innovative magnetic weight machines and cardio equipment coming this fall.

*During the same timeframe the Company's COGS increased from $362k in 2021 to $9.7M in 2023 and the Total Expenses increased from $41k in 2021 to $10.7M in 2023. The Company's 2021 financial metrics were not encompassed by the Company's financial review, which encompasses the 2022 & 2023 fiscal years.

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" shares is simply an indication of interest.



Don Mastrangelo • Founder, CEO, Sole Director, acting Principal Accounting Officer
Founder, leader, and seasoned business entrepreneur. Several successful ventures. Financial acumen. Previous profitable exits. GPS tracking (SAAS), Verizon partner. Speaker, published author. Inspiring fitness journey. Excellent marketer. Passionate FA...
Read More



Aaron U. Levy, PhD • Chief Growth Advisor
CEO, President, Chairman, BOD. Private, Public, Native American. Startup to $1B in operation. Hi-Tech, Telecom, AI, FinTech, Manufacturing, Aerospace, MedTech. Electrical & aerospace engineer. Inventor, patent holder. Published author. FAA Cert. ...
Read More

ABOUT

HEADQUARTERS
49851 FLIGHTLINE WAY
AGUANGA, CA 92536

WEBSITE
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Jacked Up Fitness is one of the ultimate lifestyle brands, empowering Americans everywhere to ditch their gyms and get fit—all from the comfort of home. Powerfully engineered Power Racks, accessories, fitness programming, and nutrition supplements deliver the pro gym experience at home.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Jacked Up Fitness.

$250

Reservations Perk

Reservation holders are eligible

for 5% bonus shares.

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JOIN THE DISCUSSION

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By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors
Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary. This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.